UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On December 29, 2023, Mr. Yunsen Huang resigned from his positions as an independent director and member of each committee of the Board of Directors of Taoping Inc. (the “Company”), effectively immediately. Mr. Huang’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Ms. Ping Cai (“Ms. Cai”) as a director, member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and the Chair of the Compensation Committee.

Ms. Cai has been serving as an Associate Professor of Engineering at Shenzhen MSU-BIT University since August 2022. Prior to her current role, she held the position of Associate Professor at the College of Big Data and Internet at Shenzhen Technology University from August 2020 to July 2022. Before that, she made significant contributions to the academic community as an Associate Professor at the College of Computer Science and Software Engineering in Shenzhen University from August 1988 to July 2020.

Ms. Cai is an accomplished academician, having edited a major textbook titled “Introduction to Computer” and co-edited four textbooks in collaboration with others. She has demonstrated her commitment to research by presiding over two projects above the provincial level and publishing more than ten research papers.

Her outstanding contributions to education have been recognized through various honors, including winning one first prize and one second prize for higher education teaching achievement in Guangdong Province. Additionally, she received one first prize for Excellent Teaching Achievement at Shenzhen University and the prestigious award for Excellent Undergraduate Teacher of Shenzhen University. Ms. Cai earned her Bachelor’s degree in Computer Software from Nanjing University in 1982 and went on to achieve a Master’s degree in Software Engineering from Wuhan University in 2004. Her educational background, coupled with her extensive experience in academia, underscores her dedication and expertise in the field of engineering and software development. Given her proven track record and wealth of knowledge, the Board of Directors of the Company believes that Ms. Cai is qualified to serve as a member.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

Date: December 29, 2023	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer